July 12, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: John Reynolds

Re:	Nordstrom, Inc.

Form 10-K for Fiscal Year Ended

January 30, 2010

Filed March 22, 2010

File No. 001-15059

Schedule 14A

Filed April 8, 2010

Supplemental Response Letter

Dated May 14, 2010

Dear Mr. Reynolds:

Nordstrom, Inc. (the “Company” or “we”) is responding to the Staff’s supplemental comment letter dated June 24, 2010 (the “Supplemental Letter”) regarding its Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “Filing”).

For your convenience, the numbered paragraphs set forth below correspond to the paragraphs of your Supplemental Letter. Your comments are repeated in bold, and our responses in ordinary type follow.

Form 10-K for Fiscal Year Ended January 30, 2010

Exhibits

1. We note your analysis in response to prior comment four from our letter dated May 4, 2010. Our comment is partially reissued. Please revise to file your revolving credit facility in its entirety, including the previously identified missing schedules with your next periodic report.

Response: We will file the revolving credit facility in its entirety as an exhibit to our next periodic report.

Schedule 14A, filed April 8, 2010

Compensation of Executive Officers, page 35

2. We note your statement on page 35 that your Compensation Committee’s executive compensation consulting firm “provides services only as directed by the Committee.” However, your disclosure does not address the nature or scope of the assignment or the instructions given to the consulting firm. See Item 407(e)(3)(iii) of Regulation S-K. Please provide this information in future filings, as applicable. Also, please provide us with draft disclosure based on last year’s proxy.

Response: The Company will provide this information in future filings, as applicable. Based on last year’s proxy, the requested disclosure would appear as follows (marked against changes from last year’s disclosure):

The Committee’s external executive compensation consulting firm, Semler Brossy Consulting Group, is retained by, and reports directly to, the Committee. The firm provides services only as directed by the Committee and has no other relationship with the company. There were no fees paid to Semler Brossy for services that were not related exclusively to executive compensation during 2009.

A consultant from the firm attends Committee meetings in person or by phone and supports the Committee’s role by providing independent expertise on ~~market practices, compensation program design and related subjects. The firm and consultant provide services only as directed by the Committee and have no other relationship with the Company.~~:

•	market practices and trends in executive compensation representing general industry and the peer group defined for such purposes;

•

advice regarding management’s benchmarking analysis of peer group practices for base salary, performance-based bonus, long-term incentives and other compensation elements; including advice on management’s proposed levels of executive compensation;

•	compensation program design including stock ownership guidelines;

•	regulatory requirements related to executive compensation;

•	advice and support for plans submitted to shareholders for approval; and

•	governance responsibilities and such other matters as assigned by the Compensation Committee from time to time as necessary to carry out its responsibilities under its charter.

Form 8-K, filed May 26, 2009

3. We note your response to prior comment five from our letter dated May 4, 2010 indicating that officer certificates were used instead of supplemental indentures. Please file the relevant officer certificates with your next periodic report as an exhibit pursuant to Item 601(a)(4) of Regulation S-K.

Response: We will file the requested officer certificates as exhibits to our next periodic report.

Prospectus Supplement, filed May 21, 2009

4. We note your response to prior comment six from our letter dated May 4, 2010. Please file an Exhibit 5 legality opinion for the specific securities sold in these particular offerings either by post-effective amendment or incorporated from Form 8-K as appropriate. Please consider Compliance and Disclosure Interpretation 212.05 for 1933 Act Rules as guidance.

Response: Contemporaneous with the transmittal of this letter, we are filing the requested Exhibit 5 legality opinions on a Current Report on Form 8-K.

Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.

/s/ Michael G. Koppel
Michael G. Koppel
Executive Vice President and Chief Financial Officer

cc:	D. Wayne Gittinger, Lane Powell PC

John Salata, Deloitte & Touche LLP

Robert B. Sari, Nordstrom, Inc., Executive Vice President, General Counsel and Secretary

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